Mail Stop 3561

December 2, 2008

Michael J. Kowalski
Chairman and Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, New York 10022

> **Re:** **Tiffany & Co.**
> **Form 10-K for Fiscal Year Ended January 31, 2008**
> **Filed March 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2008**
> **Filed June 3, 2008**
> **File No. 1-9494**

Dear Mr. Kowalski:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments."

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2008
Item 1. Business, page K-3

1. We note the disclosure on page K-3 providing a cross-reference to the disclosure regarding segments in the company's financial statements. Please disclose in Item 1 what those reportable segments are.

Channels of Distribution, page K-4

2.   We note the disclosure that Little Switzerland, Inc. is now considered a discontinued operation. Please disclose that Little Switzerland was sold, and provide a brief summary of the transaction.

Sales by Reportable Segment of Tiffany & Co. Jewelry by Category, page K-5

3.   On page K-6, we note the disclosure that the categories of products other than jewelry do not individually represent 10% or more of consolidated net sales. Please disclose the aggregate percentage of net sales represented by products other than jewelry.

International Retail, page K-8

4.   In the seventh full paragraph on page K-10, the company discloses risks related to the Japanese department store industry. Please add this disclosure under Item 1A. Risk Factors or explain to us why it should not be added. In addition, we note several instances under Item 1 where the company provides disclosure of risks facing the company. Please ensure that all of such information is appropriately disclosed, if applicable, under Item 1A.

Merchandise Purchasing, Manufacturing and Raw Materials, page K-15

5.   Consistent with comment eight from our letter dated January 29, 2008 regarding the company's annual report on Form 10-K for the year ended January 31, 2007, please disclose on page K-16 how the company's relationships with its vendors and suppliers are structured. For example, please disclose if there are written agreements with each of the vendors and on what terms such agreements may be terminated and if there are any penalties for such termination. Please also consider whether the loss of any significant supplier would adversely affect the company such that risk factor disclosure under Item 1A would be appropriate.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page K-26
Issuer Purchases of Equity Securities, page K-27

6.   Please disclose in footnotes to the table: the date the program was announced and the total dollar amount approved. See Instructions to paragraphs (b)(3) and (b)(4) of Item 703 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page K-30
Results of Operations, page K-32

7.   Under the sub-heading "Direct Marketing," please quantify the increases in sales for
        2007 and 2006 consistent with comment 17 from our letter dated January 29, 2008.

Gross Margin, page K-34

8.   In the first full paragraph on page K-35, please disclose whether the company anticipates
        raising prices in 2008 and whether it expects further increases in the prices of precious
        metals and diamonds.

Liquidity and Capital Resources, page K-39

9.   Recent and continuing difficulties in the housing, financial and credit markets have
     highlighted the negative impact these difficulties are currently having on consumer retail
     spending and the continuing negative impact that may occur in future periods. Revise
     your disclosure to provide an overview of how you anticipate the current economic
     environment will affect your results of operations in the future. Discuss any specific
     business trends occurring in 2008 you believe will continue to have an impact in future
     periods. Explain if your plans for new store opening and capital expenditures in certain
     geographic regions have changed as a result of the current economic environment. See
     Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to
     Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in
     December 2003.

10. We note your disclosure of the $48 million impairment charge for an uncollectible loan
     due from Tahera, a Canadian diamond mining and exploration company that recently
     ceased operations which was one of your sources of diamonds. Please clarify to us and
     disclose if these events will have a material impact on your operations in future periods.
     Also, please disclose the value of and consideration given to the certain assets of the
     Project securing the Commitment.

Investing Activities, page K-40
Capital Expenditures, page K-40

11.   Please disclose the sources of funds used for capital expenditures in 2007 and 2006 and
        whether the mix if funds is expected to change for 2008 capital expenditures. See Item
        303(a)(2) of Regulation S-K.

Consolidated Statement of Earnings, page K-52

12.   Please explain your basis in generally accepted accounting principles for recording a gain of $105.1 million on the sale and lease-back of property that includes your Flagship retail store in Tokyo during fiscal 2007. Further, according to your disclosure $75.2 million of the gain has been deferred. Please provide us support for your calculation of the amount of the gain recognized in 2007 on the Tokyo transaction. Please also explain to us why you did not classify the pre-tax gain of $105.1 million below the line item earnings from continuing operations in other income, net. Confirm to us that you deferred all of the gain relating to the sale and lease-back transaction for London store in 2007.

Notes to Consolidated Financial Statements
Note P. Segment Information, page K-84

13.   We note your disclosure the New York Flagship store on Fifth Avenue accounts for a significant portion of your net sales. Further, we note during your most recent earnings call discussion with analysts relating to the third quarter of 2008 where the New York Flagship retail store recently accounted for more than 20% of your net sales in the United States. In this regard, please tell us and disclose the operating segments you have identified as defined by paragraph 10 of SFAS 131 along with those that have been aggregated based on meeting the criteria in paragraph 17. Please also tell us and disclose the factors used by the chief operating decision maker to identify your reportable segments, including the basis of organization. See paragraph 26 of SFAS 131.

14.   We note your disclosure of classes of similar products include the broad category of jewelry wherein you present 86% of your net sales. The use of broad product categories such as jewelry does not provide meaningful information to investors. Please consider splitting this category into smaller product categories such as engagement and diamond wedding rings, gemstones or some other similar product categories as those presented on page K-5.

Note R. Subsequent Event, page K-88

15.   Your disclosure indicates the Audit Committee of the Board of Directors approved the change in methods of costing inventories in March 2008. However, we were unable to locate where a periodic or current report submission on EDGAR had been filed that included a preferability letter from your independent registered public accountant as required by Item 601(a)(18) of Regulation S-K. Please advise or file this letter as Exhibit 18 to a current or periodic report as required.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page PS-21

16.   Throughout this section, please add disclosure detailing how the committee determined
        compensation for the fiscal year ended January 31, 2008, including the reasons for
        changes from prior years or the reasons no changes were made. In other words, please
        disclose how the compensation committee put the procedures described into practice.

Base Salary, page PS-22

17.   Please briefly describe how the company determines that its base salaries are competitive.

Short-term Incentives, page PS-22

18.   Consistent with comment 33 from our letter dated January 29, 2008, please disclose the
        formula used to determine annual incentive awards.

Competitive Compensation Analysis, page PS-24

19.   We note the discussion of the survey data on pages PS-24-PS-26. Please discuss how the
        committee used this information and whether any changes to compensation were made as
        a result of this information.

Discussion of Summary Compensation Table and Grants of Plan-Based Awards, page PS-37

20.   Please disclose the performance goal for Fiscal 2007 and include a discussion of the
        Fiscal 2007 performance goal and the payouts resulting from such performance goal in
        the Compensation Discussion and Analysis.

Form 10-Q, for the fiscal quarter ended April 30, 2008
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 2. Change in Accounting for Inventories, page 7

21.   We note your disclosure relating to the change in accounting for inventories from LIFO
        to average cost effective in the first fiscal quarter of 2008 for inventories held by U.S.
        subsidiaries and foreign branches. Your disclosure in the second paragraph provides the
        impact the change had on certain accounts during the quarter ended April 30, 2007, but
        does not provide the corresponding effect of the change on income from continuing
        operations, earnings per share amounts, and other financial statement line items affect in
        the first quarter in fiscal 2008 as required by paragraph 17(b)(2) of SFAS 154. Please tell
        us the reasons why the effect on the current period was not provided.

Note 10. Segment Information, page 12

22.   We note you changed the reportable segments to reflect operating results by regions,
        which is now the basis management assesses operating performance. Please provide us
        with a comprehensive discussion of your basis for not continuing to report as separate
        segments the operating results of your wholesale operations and your worldwide online
        internet and catalog business, whose economic characteristics would appear to be
        significantly different from your other retail store operations. Refer to the guidance in
        paragraph 6 of EITF 04-10.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

23.   Please clarify for us and expand your disclosure to define comparable store sales. In this
        regard, please indicate whether internet and catalog sales are included in comparable or
        non-comparable sales. Further, please quantify the amount of internet sales included in
        each period presented.

                                          *****

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director